SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             Fischer & Porter Company
                                 (Name of Issuer)


                     Common Stock, par value $1.00 per share
                          (Title of Class of Securities)

                                    337693105
                                  (CUSIP Number)


                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 499 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                 April 13, 1994
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)







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         CUSIP No. 337693105

          (1)  Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

                Mentor Partners, L.P.        06-126-0469

          (2)  Check the Appropriate Row if a Member of a Group
               (a)
               (b) X

          (3)  SEC Use Only

          (4)  Sources of Funds
                 WC
          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

          (6)  Citizenship or Place of Organization
                 Delaware

                              (7)  Sole Voting Power
                                          220,000 shares

               Number of
               Shares
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting                  220,000 shares
               Person With

                             (10)  Shared Dispositive Power

         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person   220,000 shares

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

         (13)  Percent of Class Represented by Amount in Row (11)
                 Approximately 4.2%

         (14)  Type of Reporting Person
                  PN










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                   This Amendment No. 1 amends the Schedule 13D dated

         March 23, 1994 (the "Schedule 13D") filed by Mentor Partners,

         L.P. (the "Partnership") relating to its beneficial ownership of Common Stock, par value $1.00 per share (the "Shares"), of

         Fischer & Porter Company, a Pennsylvania corporation (the

         "Company").  All capitalized terms not otherwise defined

         herein shall have the meanings ascribed thereto in the

         Schedule 13D.


                   1.   The information set forth under Item 3 in the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                   The $645,203.00 used by the Partnership to purchase

              in the aggregate 28,400 Shares pursuant to the

              transactions set forth in paragraph 5 below

              ("Acquisitions of Shares by the Partnership Since the

              Most Recent Filing on Schedule 13D") came from the

              Partnership's working capital.  All of the Shares

              acquired by the Partnership as set forth in paragraph 5

              below were purchased in the ordinary course of the

              Partnership's business.

                   In addition, the Partnership has sold an aggregate

              of 110,000 Shares pursuant to the transactions set forth

              in paragraph 5 below ("Dispositions of Shares by the

              Partnership Since the Most Recent Filing on Schedule

              13D").







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                   2.   The information set forth in Item 5(a) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                   As of the close of business on April 13, 1994, the

              Partnership beneficially owned an aggregate of 220,000

              Shares (which is approximately 4.2% of the Shares

              outstanding on February 28, 1994, based on information

              reported in the Company's Annual Report on Form 10-K for

              the year ended December 31, 1993 filed with the Securi-

              ties and Exchange Commission and dated March 31, 1994).


                   3.   The information set forth in Item 5(c) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                   Except as set forth on Schedule A, as amended by

              the information contained in paragraph 5 below, no

              transactions in the Shares have been effected since the

              most recent filing on Schedule 13D by the Partnership

              or, to its best knowledge, any Control Person.


                   4.   The information set forth in Item 5(e) of the

         Schedule 13D is hereby amended and restated in its entirety as follows:

                   (e)  The Partnership ceased to be the beneficial

              owner of more than five percent of the Shares on April

              13, 1994.









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                   5.   Schedule A of the Schedule 13D is hereby

         amended and supplemented by adding thereto the following

         information:


                   Acquisitions of Shares by the Partnership
                 Since the Most Recent Filing on Schedule 13D



              Date of         Amount of                          Price Per
            Transaction         Shares       Aggregate Price       Share


             March 29, 1994     8,400       $   191,604.00       $22.810
             March 30, 1994     2,700            61,249.00        22.685
             March 31, 1994     7,300           165,600.00        22.685
             April  8, 1994    10,000           226,750.00        22.675


  All Shares were purchased in transactions on the American Stock Exchange.


                   Dispositions of Shares by the Partnership
                 Since the Most Recent Filing on Schedule 13D



              Date of         Amount of                          Price Per
            Transaction         Shares       Aggregate Price       Share


             April 11, 1994    15,000       $   363,138.00       $24.210
             April 13, 1994    95,000         2,243,512.00        23.6167


  All Shares were sold in transactions on the American Stock Exchange or on the third market.










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                                   SIGNATURE


                   After reasonable inquiry and to the best of my kno-

         wledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   Dated:  April 14, 1994



                                            MENTOR PARTNERS, L.P.


                                            By: /s/ Daniel R. Tisch
                                                Daniel R. Tisch
                                                Authorized Signature






































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